[Thistle Group Holdings, Co. Letterhead]




June 7, 2002


To Our Shareholders:

         Thistle Group Holdings, Co. (the "Company") announced on June 4, 2002 that in connection with its offer dated May 7, 2002 to purchase up to 1,000,000 shares of its common stock, it has increased the price at which it will purchase the shares from a range of $11.50 to $12.50 per share to a set price of $13.00 per share. The increase in the price and the elimination of the range is expected to increase the likelihood of the Company being able to repurchase 1,000,000 shares. RP Financial, LP, the Company's financial advisor, has issued an opinion affirming the fairness of the new price to stockholders from a financial point of view. RP Financial's analysis and its new opinion is attached as an appendix to this letter. The other terms of the offer remain the same.

         In conformity with the rules and regulations of the Securities Exchange Act of 1934, which require tender offers to remain open for ten business days following an increase in the offer price, the Company has extended the tender offer for its common shares for ten business days, until 12:00 Midnight, Eastern Time, on Thursday, June 20, 2002. This tender offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on Friday, June 7, 2002. Stockholders, who have previously tendered their shares and do not properly withdraw such shares, will automatically receive $13.00 a share.

         If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed Transmittal Letter. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder, the Information Agent for the tender offer, at (866) 324-8876 (toll free).

                                            Sincerely,


                                            /s/John F. McGill, Jr.
                                            ------------------------------------
                                            John F. McGill, Jr.
                                            Chairman and Chief Executive Officer